EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	State or Jurisdiction of Incorporation	D/B/A
Dollar Tree Stores, Inc.	Virginia	Dollar Tree
Dollar Tree Management, LLC	Virginia	N/A
Family Dollar Stores, LLC (1)	Delaware	Family Dollar
Family Dollar Services, LLC	North Carolina	N/A
Family Dollar Stores Holdings, LLC (1)	Virginia	N/A
Family Dollar Merchandising, LLC	Delaware	N/A
Family Dollar IP Co., LLC	North Carolina	N/A
Greenbrier International, Inc.	Delaware	N/A
Dollar Tree Distribution, Inc.	Virginia	N/A
Dollar Tree Insurance, Inc.	South Carolina	N/A
Dollar Tree Stores Canada, Inc. (2)	British Columbia	Dollar Tree Canada
(1) These corporations have subsidiaries which are retail companies.
(2) The registrant indirectly holds an interest in this foreign entity.
Certain other subsidiaries are not included because, when considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary as of January 28, 2023.